Exhibit 99.2

LICENSE AGREEMENT

This License Agreement is made and signed in June of 2004, by and between SAVIENT PHARMACEUTICALS, INC. (formerly known as Bio-Technology (General) Corp), a Delaware corporation having its place of business at 14th Floor, One Tower Center, East Brunswick, New Jersey, United States of America, facsimile number +1 732 418 9011 (“Savient”), and SCIGEN LTD., a public company incorporated under the laws of Singapore, having a place of business at 152 Beach Road, Suite 2607/08, Gateway East, Singapore 189721, facsimile number +65 6779 3784 (“Scigen”).

PREMISES

1st.	Savient and Scigen are parties to the Scigen-Distribution Agreement, whereby Scigen has an exclusive marketing and distribution license for the Vaccine in the Territory, which Scigen-Distribution Agreement is revoked herein;

2nd.	In December 1997, Bio-Technology General (Israel) Limited obtained OCS approval in principle to the erection of a manufacturing facility in Asia and is obligated to submit any definitive technology transfer agreement to the OCS to complete the approval process;

3rd.	Savient and Scigen are parties to the Production Rights Agreement under which Scigen was granted specified rights and licenses, subject to certain pre-conditions that were not fulfilled, which Production Rights Agreement is revoked herein; and

4th.	The Parties wish to replace the Prior Agreements and the terms and conditions thereunder with the terms and conditions of this Agreement.

IN CONSIDERATION of the mutual undertakings and covenants set forth herein, the sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

1. Definitions For the purposes of this Agreement, the following terms shall have the meaning set forth below:

1.1.	“Affiliate” of either one of the Parties hereto shall mean any individual sole proprietorship, firm, partnership, corporation, trust, joint venture or other entity, whether de jure or de facto, which, directly or indirectly, controls, is controlled by or is under common control with such person or entity. As used in this definition, “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the policies and management of a person or entity, whether by the ownership of stock, by contract or otherwise.

1.2.	“Agreement” means this License Agreement.

1.3.	“Batch” means a production run of HBsAg using approximately six hundred (600) liters of medium at a rate of approximately twenty (20) liters per day.

1.4.	“Be’er Tuvia Facility” means BTGIL’s new facility in Be’er Tuvia, Israel, to which the Process and the Technology have not been successfully transferred.

1.5.	“BERNA” means BERNA Biotech Limited, of Rehhagstrasse 79, 3018 Bern, Switzerland, and its successors and assigns.

1.6.	“BTGIL” means Bio-Technology General (Israel) Ltd., a wholly owned subsidiary of Savient, existing under the laws of Israel and having a place of business in Rehovot, Israel.

1.7.	“CHO” means Chinese Hamster Ovary.

1.8.	“Clone” means genetically engineered CHO cells encoding the Hepatitis B Antigen.

1.9.	“CMC” means a third party contract manufacturer in India or the PRC selected by Scigen for the manufacture of Product, which can include a joint venture entity involving Scigen.

1.10.	“Combination Vaccine” means a vaccine containing portions of two or more separate vaccines, in all cases including the Product.

1.11.	“Confidential Information” means the Technology, the Process, and all information and data of any kind, which by its nature is confidential or proprietary, whether such information is disclosed orally, by observation during visits to or inspections of the disclosing Party’s facilities, or in writing or in any other form. For the avoidance of doubt, Confidential Information shall be deemed to include information and data exchanged between the Parties prior to the Signature Date, under any of the Prior Agreements and information received by Scigen and/or the CMO or transmitted between them.

1.12.	“Distributor” means a third party to which Scigen may grant the right to Market Product in any country or countries in the Territory, pursuant to Section 7 below.

1.13.	“Effective Date” shall have the meaning ascribed to such term in Section 2.1 below.

1.14.	“Facility” means a production facility selected by Scigen to be constructed in India and a production facility selected by Scigen to be constructed in the PRC, both for the production of Product exclusively for Scigen. For the avoidance of doubt, there may only be one production facility in operation in each said country at any given time.

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1.15.	“Formulated” means sterilized bulk Product with added buffer followed by adsorption onto alhydrogel.

1.16.	“HBsAg” means CHO-derived Hepatitis B Antigen.

1.17.	“Hepatitis B Antigen” means S, Pre-S1 and Pre-S2 epitopes of the hepatitis B virus.

1.18.	“Hepatitis B Competitor” means [redacted].

1.19.	“License Period” shall have the meaning ascribed to it in Section 16.1.

1.20.	“Marketing Plan” means Scigen’s non-binding five (5) year plan for the marketing of the Product in the Territory, which is attached hereto as Exhibit A, and made a part hereof.

1.21.	“Licensed Indications” means all pharmaceutical uses for which Regulatory Approval is obtained for the Product.

1.22.	“Market” or “Marketing” means use and/or dealing in and/or testing and/or promotion and/or marketing and/or distribution and/or sale of the Product.

1.23.	“Minimum Quantity” means [redacted].

1.24.	“Net Sales” means the ex-works selling price for Product (in bulk or in its final presentation) invoiced and collected by Scigen, or an Affiliate or designee of Scigen, from a Distributor, as established in a bona fide arms’ length transaction between Scigen or an Affiliate or designee of Scigen and such Distributor. Net Sales shall also include the fair market value of Product transferred to related parties or on consignment. Net Sales shall specifically exclude the fair market value of amounts of Product actually used by Scigen for testing which is specifically required by a regulatory authority in the Territory and/or used by Scigen as product samples, provided the quantity of Product actually utilized for purposes of such testing and/or product samples shall not exceed ten percent (10%) of annual Product sales during any given Royalty Year during this Agreement. With respect to Marketing of Combination Vaccine, Net Sales shall be equal to a percentage of the total sales price for the Combination Vaccine calculated by multiplying such total sales price by the ratio that the retail price of Product contained in the Combination Vaccine bears to the total retail price of the components in the Combination Vaccine. To the extent that this formula is inapplicable at any particular time, the Parties shall discuss and agree in good faith upon an alternative mechanism to govern the Royalty base for Combination Vaccines.

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1.25.	“OCS” means the Office of the Chief Scientist of the Ministry of Trade, Industry and Labor of Israel.

1.26.	“OCS Approval” means the OCS’s written approval of the conveyance of production rights to Scigen in India and in the PRC pursuant to this Agreement as well as approval of the transfer of Technology under the Three-Way Agreement (if required).

1.27.	“Party” or “Parties” means Savient or Scigen or both of them, depending on the context.

1.28.	“Patent Rights” means Savient’s patent rights in patents directed to the manufacture of HBsAg, as listed in Exhibit B which is attached hereto and made a part hereof, as well as any reissues, supplementary protection certificates and extensions of such patents.

1.29.	“PRC” means the People’s Republic of China.

1.30.	“Prior Agreements” means the Scigen-Distribution Agreement and the Production Rights Agreement.

1.31.	“Process Design Package” means the documentation listed in Exhibit C which is attached hereto and made a part hereof.

1.32.	“Process” means Savient’s proprietary process for the production of the Product, as was used at the Rehovot Facility for the production of the Vaccine.

1.33.	“Product” means HBsAg, either in bulk or Formulated, meeting the Specifications, to be manufactured by Scigen or CMO and for sale by Scigen as Hepatitis B virus vaccine, but is not the Vaccine. “Product” shall include HBsAg for sale as a Therapeutic or as part of a Combination Vaccine.

1.34.	“Production Rights Agreement” means the License Agreement entered into as of December 23, 1997 by and between Savient and Scitech Genetics Pte. Ltd, a predecessor in interest to Scigen, as amended by Amendment No. 1 of January 18, 1998, an additional amendment effective June 1, 1999 and Amendment No. 3 effective February 1, 2001.

1.35.	“Rehovot Facility” means BTGIL’s facility in Rehovot, Israel, at which the Process and the Technology were previously used for the manufacture of the Vaccine for Savient.

1.36.	“Regulatory Approval” means all governmental approvals required for the commercial production of the Product in any country in the Territory, or required to Market Product for Licensed Indications in any country of the Territory.

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1.37.	“Royalty” shall have the meaning ascribed to such term in Section 10.1 below.

1.38.	“Royalty Year” means, as to each individual country in the Territory, consecutive twelve (12) month periods commencing upon the date of Regulatory Approval being obtained therein.

1.39.	“Scigen-Distribution Agreement” means the License Agreement entered into as of November 22, 1988 by and between Savient and Scitech Medical Products Pte. Ltd, a predecessor in interest to Scigen, with respect to the marketing and distribution of the Product, as amended by Amendment No. 1 of October 1, 1995, Amendment No. 2 of December 22, 1996 and Amendment No. 3 effective December 1997,

1.40.	“Signature Date” means the first date upon which the signatures of both Parties shall have been affixed to this Agreement.

1.41.	“Specifications” means characteristics which, subject to the relevant Regulatory Approvals, are the same or may be substantially similar to those set forth in Exhibit D which is attached hereto and made a part hereof, or such other mutually agreed upon specifications.

1.42.	“Technology” means the Clone and information which relates to the manufacture of Vaccine, which shall include all trade secrets generally disclosed in the Process Design Package, including, without limitation, manufacturing procedures, the Specifications, standard operating procedures or protocols for the Process and the analytical tests and quality control and testing procedures and validation protocols and expertise applied to the manufacture of the Vaccine, and information and data relating to the attempt to transfer the Process to the Be’er Tuvia Facility; provided, however that it shall not include (i) detailed design, engineering services, construction or adaptation of the Facility; (ii) supervision of any of the aforementioned activities; (iii) procurement or compliance with local standards and requirements; (iv) programs for the running-in and operation of the Facility; (v) validation and related standard operating procedures for the Facility; (vi) any scale changes at the Facility or work flowing from such changes; (vii) the transfer of the Product into any receptacle other than bottles and into vials from bottles.

1.43.	“Term” shall have the meaning ascribed to it in Section 16.1.

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1.44.	“Territory” means those countries listed in Exhibit E, which is attached hereto and made a part hereof, and as may be modified in accordance with this Agreement.

1.45.	“Therapeutic” means Product for use against infections caused by the Hepatitis B virus.

1.46.	“Three-Way Agreement” means an agreement, to be reached between Savient, Scigen and the CMO, pursuant to which the Technology will be transferred to the CMO, for the sole purpose of manufacturing the Product at the Facility.

1.47.	“Timetable” means the agreed timetable for the transfer of the Technology as recorded as part of Exhibit F, which is attached hereto and made a part hereof.

1.48.	“Triggering Date” means the first day of the first calendar quarter that commences after the Facility first starts producing Product.

1.49.	“Vaccine” means Hepatitis B virus vaccine containing HBsAg that was manufactured for Savient at the Rehovot Facility, but (for the avoidance of doubt) is not the Product.

1.50.	“Validation of the Process” means production of HBsAg meeting the Specifications at the Facility in three (3) consecutive Batches, through use of the Process, using at least one (1) seven and a half (7.5) liter bioreactor (Celligen Plus) with a working volume of four and two tenths (4.2) liters.

2. Precondition to this Agreement Becoming Effective

2.1.	Save for the provisions of Sections 4.4, 4.5 and 18 below, which shall be binding upon the Parties as of the Signature Date, this Agreement shall go into force and effect upon receipt of OCS Approval (the “Effective Date”).

2.2.	The Prior Agreements are hereby terminated as of the Effective Date by mutual agreement of the Parties and neither Party shall have any obligation, liability or claim to or against the other Party in respect thereto.

2.3.	Without derogating from the generality of the foregoing, the Parties hereby release and discharge each other and their respective Affiliates, successors and assigns from any claims, demands, and rights of action arising out of and/or based upon any act or omission committed by either of them or an Affiliate under the Prior Agreements, prior to the Effective Date, including, without limitation, any demand for payment or reimbursement of any payment. Nothing in Section 2.2 or this Section 2.3 shall, however, preclude Scigen from selling any remaining inventory of Vaccine in countries in the Territory in which Scigen has obtained Regulatory Approval.

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3. License Grant

3.1.	Savient hereby grants to Scigen the following rights, and only for the Licensed Indications:

3.1.1.	the exclusive right and license to Market Product in the Territory;

3.1.2.	the right to sublicense, subject to the conditions set forth in Section 7, one or more Distributors (including Affiliates of Scigen) to Market Product in the Territory under the exclusive license granted pursuant to the preceding Section 3.1.1;

3.1.3.	the exclusive right and license to utilize the Technology and other Confidential Information disclosed by Savient and/or BTGIL hereunder, solely for the purpose of manufacturing, or having manufactured, Product as provided by Section 3.2 below, at one Facility in India and at one Facility in the PRC (subject to the conditions set forth in Sections 3.3 and 6 below); and

3.1.4.	the non-exclusive right and license to sell Product to BERNA or other licensees, if any, if they are authorized in writing by Savient to receive Product, should BERNA or any such other licensee so request and agree.

3.2.	Notwithstanding the provisions of Section 3.1.3 above, Savient shall transfer the Technology once and only once during the Term to Scigen or the CMO in India on behalf of Scigen, as provided in this Agreement, for utilization solely at the Facility, but not for the production of any product other than the Product. However, Clones may be replaced in accordance with the provisions of Exhibit F.

3.3.	Should Scigen or any CMO (“Current CMO”) suspend the Technology transfer, refuse to accept the Technology transfer, fail to complete construction or Validation of the Process or cease for any reason, during the Term, to manufacture Product (collectively, “Production Cessation”), then following notice to Savient in writing, as provided below, Scigen may transfer the Process and the Technology to another CMO (“New CMO”) as provided in this Agreement or elect to manufacture Product itself at its own wholly owned facility and at its own responsibility and expense. In such event:

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3.3.1.	Scigen shall notify Savient promptly in writing of any Production Cessation or anticipated Production Cessation and of its intention to replace the Current CMO;

3.3.2.	Any transfer of Technology to a New CMO shall be carried out by Scigen: (a) with no responsibility or expense to Savient; and (b) shall be subject to Savient, Scigen and such New CMO negotiating and having entered into a Three-Way Agreement on terms and conditions to be agreed upon between the three parties, based on the initial Three-Way Agreement with the first CMO;

3.3.3.	The Current CMO (or Scigen, if Scigen incurs the Production Cessation) shall transfer the Process, the Technology, the Clone and any clone derived therefrom to the New CMO (or Scigen, if Scigen is to manufacture Product). The Current CMO (or Scigen, as the case may be) will or may continue to manufacture Product for Scigen in accordance with this Agreement whilst the Technology is being transferred to the New CMO (or Scigen, as the case may be) and the New CMO or Scigen is preparing to manufacture the Product. Subject to Section 3.3.4, at no time will more than one (1) CMO at one (1) Facility be manufacturing Product in India pursuant to this Agreement. Likewise, subject to Section 3.3.4, at no time will more than one (1) CMO at one (1) Facility be manufacturing Product in the PRC pursuant to this Agreement; and

3.3.4.	During the transition period before the New CMO replaces the Current CMO, the New CMO may manufacture Product as is necessary to obtain Regulatory Approval.

3.4.	For the avoidance of doubt, and without derogating from the provisions of any Three-Way Agreement between Savient, Scigen and a CMO, Scigen will be fully responsible to ensure that a Current CMO ceases the manufacture of the Product and use of the Process, maintains and transfers the Clone and any clone derived therefrom under the correct storage conditions to Scigen or the New CMO along with the Technology pursuant to the preceding Section 3.3 of this Agreement, immediately upon the termination of any Three-Way Agreement, under the correct conditions.

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4. Regulatory Approvals

4.1.	Scigen shall be fully responsible for promptly preparing, duly filing and actively prosecuting applications for Regulatory Approval of the Product in each country in the Territory, in its own name, or only if it is not possible to file for Regulatory Approval of the Product except in the name of a Distributor, then in the name of the Distributor. Scigen agrees to submit, within two (2) years from the Effective Date, a clinical plan in relation to the Therapeutic vaccine and undertakes to commence clinical trials in relation thereto within three (3) years from the Effective Date. Scigen shall keep Savient currently informed about the progress made towards obtaining Regulatory Approval of the Product in each country in the Territory and shall provide Savient with written reports in reasonable detail on a quarterly basis. Scigen shall also promptly notify Savient, in writing, of the receipt of Regulatory Approval of the Product in each country in the Territory, as soon as such Regulatory Approval is obtained.

4.2.	Savient shall use reasonable efforts to accommodate Scigen’s reasonable requests for assistance in its efforts to prepare applications for Regulatory Approvals of the Product. Scigen shall reimburse Savient for its expenses and pay Savient for man-days that Savient may devote towards rendering such assistance, at the rates set forth in Section 8.5 below. Scigen acknowledges and agrees, that following the expiry of six (6) months from the Effective Date, neither Savient nor BTGIL shall have any further obligation under this Section 4.2.

4.3.	Scigen shall diligently initiate the process of obtaining Regulatory Approval of the Product in countries within the Territory as both a vaccine and as a Therapeutic, as soon as possible and, in any event, within six (6) months of the Triggering Date for the vaccine and within two (2) years of the Triggering Date for the Therapeutics. In the event that Scigen has not diligently initiated any steps to commence the process of obtaining Regulatory Approval of the Product in any particular country in the Territory within the relevant time period or does initiate but fails to obtain Regulatory Approval of the Product as a vaccine in any country within two (2) years of the Triggering Date and within four (4) years of the Triggering Date with respect to Therapeutics, Savient shall have the right, at its full discretion, to convert the right and license granted to Scigen in respect of the Product under Sections 3.1.1 and 3.1.2 above from exclusive to non-exclusive with respect to such country as to a vaccine and/or a Therapeutic (to the extent that Regulatory Approval has not been obtained) or if neither is attained, to remove such country from the scope of the Territory, by written notice to Scigen. Notwithstanding the foregoing, should Scigen be making demonstrable, good faith, best efforts to obtain such Regulatory Approval, Savient shall refrain from taking any action pursuant to this Section 4.3, for as long as Scigen continues diligently to successfully prosecute such Regulatory Approval.

4.4.	Savient shall operate in good faith and utilize its best efforts to undertake such actions and execute, process and deliver any and all such documents, certificates and instruments as may be necessary or appropriate to obtain OCS approval promptly of this Agreement and its implementation, and, if required by the OCS, the Three-Way Agreement. Provided that Savient has made such good faith efforts, failure to obtain OCS approval shall not be deemed as a breach of this Agreement.

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4.5.	Scigen hereby acknowledges that the execution by Scigen and/or the CMO of a direct undertaking vis-a-vis the OCS to comply with the requirements of applicable law, may be a condition precedent to OCS approval of this Agreement, the Three-Way Agreement and their implementation. Scigen undertakes to execute, process and deliver, and to cause the CMO to execute, process and deliver, such undertakings and instruments as may be necessary or appropriate to obtain OCS approval promptly.

5. Marketing

5.1.	Scigen undertakes to replace the Marketing Plan with an updated version to include Therapeutics and Combination Vaccines covering the five (5) years as from the date of Validation of the Process, immediately upon Validation of the Process.

5.2.	Following receipt of Regulatory Approval of the Product in each country in the Territory, Scigen will commence commercialization thereof promptly by diligently taking all steps reasonably required to Market Product in such country. If Scigen’s sales of Product, in any particular country in the Territory do not reach the Minimum Quantity during any [redacted] period following receipt of Regulatory Approval for the Product therein, the right and license granted to Scigen under Sections 3.1.1 and 3.1.2 above shall [redacted]. Should Scigen’s sales of Product in such country fail to reach the Minimum Quantity during any [redacted] period following such conversion, Savient shall [redacted].

5.3.	Scigen will not, directly or indirectly, Market Product outside the Territory or sell or otherwise transfer Product to any person or entity within the Territory that it has reason to believe will export Product from the Territory or Market Product outside the Territory or set up a base to do so.

5.4.	Scigen is willing to supply BTGIL with Product for Marketing in Israel, if Savient or BTGIL so requests, on terms and conditions to be mutually agreed upon.

6. Manufacture of Product

6.1.	Manufacture of the Product by Scigen or the CMO at the Facility shall be subject to this Agreement and a Three-Way Agreement to be entered into among Savient, Scigen and the CMO.

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6.2.	Scigen shall be responsible to Savient, jointly and severally with the CMO, for the Facility and those matters set forth in Exhibit G which is attached hereto and made a part hereof, including, without limitation, the selection, design, engineering, construction, testing, running-in, validation, operation and maintenance of the Facility so that the Facility is running with a target capability of producing [redacted] of [redacted] micrograms or [redacted] micrograms, or a combination thereof, per annum, by the target date of [redacted], unless the Technology is transferred to a second CMO in accordance with Section 3.3, in which case, the target date shall be extended to [redacted]. The Parties acknowledge that the failure to meet the target capability or date set forth above shall not constitute a material breach of this Agreement.

6.3.	Upon reasonable written notice to Scigen, representatives of Savient shall be permitted at all reasonable times during business hours to inspect the Facility.

6.4.	Savient shall be entitled to receive and to test samples of the Product in order to confirm that applicable quality standards are being maintained at the Facility.

6.5.	Scigen shall comply with all regulatory requirements and ensure that the Product will consistently meet the Specifications and that applicable quality standards can be maintained.

6.6.	[redacted].

7. Distributors

7.1.	Scigen shall be entitled, in its sole discretion and at its sole responsibility, to Market Product through Distributors pursuant to arrangements with such Distributors consistent and complying with the following:

7.1.1.	Distributor shall keep confidential, shall not disclose Confidential Information disclosed to it by Scigen or the CMO and shall return to Scigen or to the CMO all documents containing such Confidential Information promptly, upon the termination of the distributorship; and

7.1.2.	Distributor will not, directly or indirectly. Market Product outside the Territory or sell or otherwise transfer Product to any person or entity within the Territory that it has reason to believe will export Product from the Territory or Market Product outside the Territory or set up a base to do so; and

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7.1.3.	that if it is not possible to file for Regulatory Approval of the Product except in the name of the Distributor, then upon termination of the Distributorship, Distributor shall, at Scigen’s request, and without cost, promptly assign to Scigen or Scigen’s nominee, any application for Regulatory Approval of the Product theretofore made in the Territory, or any such Regulatory Approval. If any such application cannot be so transferred or assigned, Distributor, shall, at Scigen’s request and responsibility, actively continue to process such application and shall assign such Regulatory Approval of the Product to Scigen when received. Once received, Distributor will not retain any residual rights to any such application or Regulatory Approval; and

7.1.4.	that the Distributor shall report promptly to Scigen, and Scigen shall in turn promptly report to Savient, on all adverse effects and to BTGIL on all adverse effects.

7.2.	For the avoidance of doubt, Scigen shall refrain from disclosing any Confidential Information that constitutes any aspect of the Technology to any Distributor.

7.3.	Scigen shall promptly notify Savient, in writing, of the appointment of each Distributor and its name and address.

8. Technology Transfer

8.1.	Transfer of the Technology pursuant to Section 3.2, shall be carried out in accordance with the procedures set out in Exhibit F, which may be adjusted by mutual agreement of the Parties in writing, it being understood and agreed that the Process will be transferred at the scale which it was used by BTGIL at the Rehovot Facility, namely; [redacted].

8.2.	To assist in the transfer of the Technology, Savient shall provide to Scigen or the CMO on behalf of and with Scigen, the Process Design Package which includes, inter alia, standard operating procedures and assays for analytical testing of the Product. Savient shall also provide training for Scigen’s or the CMO’s scientific and technical teams, initially in Israel and subsequently as is necessary at the Facility, and shall assist Scigen and/or the CMO on behalf of and with Scigen in the use of the Process and the Technology at the Facility, all in accordance with said Exhibit F.

8.3.	The Parties hereby agree that the Technology shall be transferred by Savient and/or BTGIL to Scigen or the CMO on behalf of Scigen, in accordance with the Timetable, it being understood and agreed that Savient’s ability to perform its obligations in a timely manner is expressly contingent on the timely performance by Scigen or the CMO of all tasks that Scigen is responsible to carry out, pursuant to this Agreement. In order to facilitate the coordination between the Parties, Scigen shall provide Savient, within ten (10) days of the Effective Date, with a GANTT chart showing its timetable for the design, engineering, construction, running-in, testing and Validation of the Process, to be updated on a quarterly basis until Validation of the Process.

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8.4.	Save as provided under Section 8.5, each Party shall be responsible for the travel and living expenses of its own personnel and Savient shall not be responsible for the travel and living expenses of personnel of the CMO.

8.5.	Savient shall devote up to [redacted] to rendering of technical assistance, training and guidance to, Scigen or the Indian CMO at one or more of the Be’er Tuvia Facility, the Rehovot Facility and the Facility in India at Scigen’s direction. Such technical assistance, training and guidance shall be rendered at such times as may be reasonably requested from time to time by Scigen and mutually agreed by the Parties, provided, however, that the same shall be limited to [redacted] of Savient and/or BTGIL personnel to the Facility. To the extent Savient and/or BTGIL personnel are requested to devote more than such number of man-days at any location and to take additional trips, Savient shall use its best efforts to accommodate Scigen’s request. Scigen shall, within thirty (30) days of Savient’s invoice therefor, compensate [redacted]. For purposes hereof, “man-days” shall include travel time to and from locations in the Territory. Payments shall be made by wire transfer and in U.S. Dollars to such bank account as Savient may designate from time to time during the Term. Scigen acknowledges and agrees, that following the expiry of [redacted] from the Effective Date, neither Savient nor BTGIL shall have any further obligation under this Section 8.5.

8.6.	Without derogating from the provisions of Section 6.2 above, Scigen and the CMO shall be responsible, inter alia, for those matters relating to the Facility which are set forth in said Exhibit G. For the avoidance of doubt, nothing in Exhibit G shall be construed as diminishing from any of Scigen’s obligations pursuant to this Agreement.

8.7.	Scigen shall keep Savient and cause the CMO to keep Savient currently informed about the Facility and its progress, including, without limitation, the design, engineering construction, running-in, testing, validation and operation thereof and shall provide Savient with written reports in reasonable detail and on a quarterly basis, including a GANTT chart reflecting the timetable for the above.

8.8.	Scigen undertakes to complete the Validation of the Process within [redacted] of receipt of the Process Design Package.

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9. Milestone Payments; Consideration For Rights and Licenses

9.1.	The following non-refundable, milestone payments are due to Savient as full and complete consideration for the rights and licenses granted hereby, which rights and licenses are intended to replace and supersede the rights granted under the Prior Agreements:

9.1.1.	[redacted], receipt of which Savient hereby acknowledges; and

9.1.2.	[redacted] which shall be due and payable within seven (7) days of the Effective Date, unless the Effective Date is before November 24, 2004, in which case this sum shall be payable only on December 1, 2004.

10. Royalties and Reporting

10.1.	Scigen shall pay or cause to be paid to Savient during the Term a royalty at a fixed rate of [redacted] of Net Sales of Therapeutics and [redacted] of Net Sales of other Products in the Territory (the “Royalties”).

10.2.	Scigen shall report to Savient in writing, within thirty (30) days of the end of each calendar quarter. Net Sales during such quarter along with a calculation of the Royalties owed to Savient, broken down by types of Product (vaccines, Combination Vaccines and Therapeutics) and country. Each such report shall be signed by Scigen’s Chief Financial Officer and accompanied by payment of the amount due.

10.3.	By January 31st of each year during the Term, Scigen shall furnish Savient with a written statement certified by Scigen’s Chief Financial Officer, containing Net Sales during the just ended calendar year. Savient shall have the right to request certification of such statement, by an independent auditor. Savient shall be solely responsible for the cost of such auditor, unless such auditor finds any material inaccuracy in the statement, in which case Scigen shall forthwith pay to Savient the full cost of the independent auditor and any additional payment due under such auditor’s certification.

10.4.	All payments to be made to Savient pursuant to this Agreement shall be made in United States Dollars to such bank account as Savient may direct from time to time during the Term.

10.5.	Scigen shall keep and shall cause its Affiliates to keep true and complete records in accordance with generally accepted accounting principles on Net Sales in relation to the Product. Such records shall contain sufficient detail to enable the determination of any Royalty or other payment due to Savient hereunder.

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10.6.	Upon reasonable written notice to Scigen, Savient, through its designated CPA, shall have access during normal business hours and at Savient’s expense to all such records of Scigen and its Affiliates at the end of every calendar year and within the period of three (3) years thereafter.

10.7.	Savient’s CPA shall report to Savient on such records only to the extent reasonably necessary to enable Savient to assess whether the obligation of Scigen with respect to the maintenance of such records has been fulfilled and/or to determine the amount of any Royalty or other payment due to Savient hereunder. The CPA shall be obligated to maintain the confidentiality of such records.

10.8.	Scigen shall withhold and pay to the appropriate authorities in respect of any amount due to Savient as Royalties, any and all withholding taxes imposed by any taxing authority. In such event, Scigen shall provide Savient with evidence of such withholding and payment. All payments due herein shall otherwise be made without any set-offs or deductions of any nature.

10.9.	Foreign currency shall be converted into United States Dollars using an exchange rate equal to the exchange rate for the purchase of United States Dollars, as reported by The Wall Street Journal, on the last day of the calendar quarter for which the payment is due.

11. Representations and Warranties by Savient

11.1.	Scigen acknowledges that it has been advised by Savient that [redacted].

11.2.	Savient represents and warrants to Scigen as follows:

11.2.1.	Savient has all right, title and interest in and to the Vaccine, the Patent Rights, the Process and the Technology, which are free and clear of any liens, charges, encumbrances or other security interests in the Territory;

11.2.2.	[redacted]; and

11.2.3.	The Clone, shall be provided to Scigen in viable condition and shall be unchanged from that used in the Rehovot Facility.

11.3.	EXCEPT AS SPECIFICALLY SET FORTH IN SECTION 11.2, SAVIENT DISCLAIMS ALL OTHER EXPRESS AND IMPLIED WARRANTIES ON THE PRODUCT, PROCESS AND THE TECHNOLOGY (AS SUCH TERMS ARE DEFINED IN SECTION 1 ABOVE). For the avoidance of doubt, Savient does not warrant that the Process and the Technology shall enable Scigen to produce HBsAG meeting the Specifications, at the Facility.

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12. Representations. Warranties and General Undertakings by Scigen

12.1.	Scigen represents, warrants, guarantees and undertakes to Savient that:

12.1.1.	Subject to Section 11.2, Scigen is accepting the Process and the Technology “as is”;

12.1.2.	Scigen is responsible for the selection of the Facility and has or shall carefully examine Scigen’s and the CMO’s plans for the Facility;

12.1.3.	Scigen is and shall be fully responsible for the adequacy of the Facility and shall ensure that the Facility shall be completely appropriate for the purposes of this Agreement; and

12.1.4.	Scigen has, and any CMO shall have, the financial and technical resources in order to select, design, engineer, construct, validate, test, run-in, operate and maintain the Facility, within the time frame indicated in Section 6.2 above, at its own expense, and to carry out, inter alia, the responsibilities listed in Exhibit G.

12.2.	Scigen undertakes and guarantees to Savient as follows:

12.2.1.	Scigen shall comply, and shall ensure that the CMO complies, with the relevant terms of this Agreement; and

12.2.2.	In carrying out Scigen’s undertakings and responsibilities pursuant to this Agreement, Scigen shall comply, and shall ensure that the CMO and/or Distributors comply, in all material respects, with all laws and regulations, licenses, permits, approvals and procedures applicable in the Territory.

12.3.	Scigen, at its own expense, shall be responsible for obtaining and causing to remain in effect such licenses, permits, approvals, and consents as may be required for its performance and responsibilities under this Agreement, and also those of any Distributor and the Facility. Such licenses, permits, approvals and consents shall, wherever possible, be in Scigen’s own name.

12.4.	Scigen shall be responsible for the design, engineering, construction, validation, testing, running-in, operation and maintenance of the Facility as illustrated in Exhibit G attached hereto and the CMO’s performance and responsibilities in relation thereto.

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12.5.	Scigen shall immediately report to Savient on:

12.5.1.	any material development coming to its attention which may, in any way, materially and adversely affect its performance under this Agreement or the performance of the CMO under this Agreement or the Three-Way Agreement; and

12.5.2.	any breach by the CMO of the terms and conditions of this Agreement or any of its undertakings under the Three-Way Agreement; and

12.5.3.	any adverse event alleged or known to be a result of the use of Product.

13. Indemnification

13.1.	Scigen shall assume responsibility for, and shall defend, indemnify and hold Savient, BTGIL and their Affiliates harmless against and from any and all losses, claims, suits, proceedings, expenses (including reasonable attorneys’ fees and expenses at trial and appellate levels), recoveries and damages, including costs and expenses of a total or partial Product recall arising out of, based on or caused by, any claim of a third party relating to or resulting from any breach by Scigen (or any employee, agent, contractor or Affiliate of one or more of Scigen or the CMO or a Distributor) of any of its obligations hereunder including the representations, warranties, undertakings and guarantees of Section 12, or from the manufacture and/or supply of Product by the CMO for Scigen, or from the supply of Product by Scigen to BERNA or to any other authorized licensee of Savient who purchases Product from Scigen, or from the negligence or other wrongdoing of Scigen or any of the above, provided that Scigen shall incur no obligation to defend, indemnify or hold Savient, BTGIL and their Affiliates harmless against and from any liabilities resulting from a breach by Savient or BTGIL (or any employee, agent or contractor of Savient, or BTGIL or their Affiliates) of any of their obligations hereunder or from Savient’s or BTGIL’s gross negligence or other wrongdoing of Savient or BTGIL or their Affiliates (or any employee, agent or contractor thereof).

13.2.	In no event shall Savient (or BTGIL or their Affiliates) be liable for any representation or warranty, express or implied, with respect to the Product or the Technology which may have been made or given by Scigen or the CMO; or any Distributor; or any employee, agent, or contractor of Scigen or of the CMO or of any Distributor, and which representation or warranty was not specifically authorized by Savient in writing, and Scigen shall indemnify Savient and hold it harmless against and from any liability, loss or expense resulting from any such representation or warranty.

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13.3.	Savient shall promptly notify Scigen in writing of its receipt of notice of any claim or any actual or threatened legal action initiated against Savient as to which this Section 13 applies. Savient shall cooperate with Scigen in the defense of the claim or action and Scigen shall keep Savient informed of developments in such action.

13.4.	In the case of an action against Savient, BTGIL or their Affiliates to which this Section 13 applies, Scigen shall consult Savient with respect to the choice of attorneys for the defense of the action, and furthermore, in addition to the attorneys selected by Scigen to defend the action, Savient shall also be entitled to engage at its own expense its own attorneys to assist in such defense.

14. Prosecution and Maintenance of Patent Rights; Infringement

14.1.	All Patent Rights and Technology which are now or hereafter owned or licensed by Savient shall continue to be owned by Savient,

14.2.	Savient and only Savient, shall have the right, but not the obligation, to apply for additional patent(s) in respect of the Technology and/or the Product, and any and all such patents as may be issued shall be the property solely of Savient.

14.3.	Savient shall be solely responsible for and shall have the right, in Savient’s sole discretion, to prepare, file, prosecute, maintain or to abandon any patent or patent application.

14.4.	Scigen shall be responsible for ensuring that it is free to operate in the Territory and Scigen shall refrain from committing any act, and shall ensure that the CMO does not commit any act, which Scigen has reason to believe, infringes upon an issued patent in the Territory. It is understood and agreed that Savient does not hereby and will not warrant to Scigen or the CMO that the Technology, the Process, the Product or, without limitation, manufacture, use or Marketing of the Product does not and will not infringe any patent owned by a third party, and Savient shall have no responsibility whatsoever to defend against any claim, suit and/or proceeding asserted or filed against Savient and/or Scigen and/or the CMO, a Distributor or their Affiliates (or any employee, agent or contractor thereof). Scigen shall assume full responsibility for, and shall defend, indemnify and hold Savient harmless against and from any and all such patent infringement suits filed by a third party directly or indirectly in relation to the Product, the Process, the Technology or the Facility.

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15. Relationship of Parties

15.1.	Scigen acknowledges that Savient has no obligation to supply Vaccine to Scigen.

15.2.	The relationship between Scigen and Savient under this Agreement is that of licensor and licensee, and nothing contained in this Agreement shall constitute either Party as the agent or representative of the other Party for any purpose whatsoever.

15.3.	In particular, but without derogating from the generality of the foregoing, neither Party shall have any right to assume or create any obligation, contract or commitment, expressed or implied, or make any representation, on behalf, or in the name, of the other Party, and each Party shall indemnify and hold harmless the other Party against and from any liability arising from any such act by such Party.

16. Term and Termination

16.1.	Unless earlier terminated pursuant to any provision of this Agreement, this Agreement shall remain in force on a country-by-country basis in the Territory (the “Term”) until the date which is [redacted] after the date of commencement of the first Royalty Year in respect of such country (each, a “License Period”). Upon expiry of the full term of the first License Period having commenced, Scigen shall have the option, exercisable not less than thirty (30) days before such date of expiry, to extend this Agreement in respect of all the countries not previously removed from the scope of the Territory (each as from the respective date of expiry) for an [redacted] by payment to Savient of a one-time lump sum payment of [redacted]. Royalties will continue to be payable for the duration of the extended License Periods.

16.2.	Provided that the license has been in effect for, and elapsed after, a [redacted] License Period with respect to a country in the Territory, Scigen shall thereafter have a royalty-free license to Market in such country and when all the License Periods have expired in each country in the Territory, a royalty-free license to manufacture the Product in India and the PRC.

16.3.	Except as provided in Section 16.2, upon expiration or termination of this Agreement, Scigen and the CMO shall immediately cease the manufacture, marketing, sale and distribution of Vaccine and/or Product (as the case may be) and shall return to Savient all Technology and other Confidential Information in their possession, including the Clone and all clones derived therefrom. Upon the expiration or termination of this Agreement, Scigen shall, at Savient’s request, promptly assign to Savient or Savient’s nominee, any application for Regulatory Approval theretofore made in the Territory, or any Regulatory Approval. If any application cannot be so transferred or assigned, Scigen shall, at Savient’s request, actively continue to process such application and shall assign such Regulatory Approval when received, and Savient shall reimburse Scigen for its reasonable out-of-pocket expenses. Once transferred, Scigen will not retain any residual rights to any such application or Regulatory Approval.

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16.4.	Savient shall have the right to terminate this Agreement by written notice to Scigen if Scigen should:

16.4.1.	be declared bankrupt or insolvent, or request or suffer the appointment of a receiver for its assets, or make a composition with its creditors or take or suffer any similar action in consequence of debt;

16.4.2.	fail to make any payment due Savient under this Agreement for a period of forty-five (45) days following notice from Savient that such payment is due;

16.4.3.	fail to prevent the Technology from being transferred without Savient’s and the OCS’ prior written consent;

16.4.4.	fail to prevent the manufacture and Marketing of the Product outside the Territory in contravention of any provision hereof;

16.4.5.	fail to prevent the continued production of Product that is not in accordance with the Specifications; or

16.4.6.	otherwise breach any material provision of this Agreement and fail to cure such breach within sixty (60) days after Savient gives notice of such breach to Scigen.

16.5.	Scigen shall have the right to terminate this Agreement by written notice to Savient if Savient should:

16.5.1.	be declared bankrupt or insolvent, or request or suffer the appointment of a receiver for its assets, or make a composition with its creditors or take or suffer any similar action in consequence of debt; or

16.5.2.	breach any material provision of this Agreement and fail to cure such breach within sixty (60) days after Scigen gives notice of such breach to Savient.

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16.6.	No Party shall be entitled to any compensation upon, or by reason of, the expiration or termination of this Agreement for any reason, other than for the material breach of this Agreement by the other Party, except that each Party shall be entitled to collect any debt then owed to it by the other Party or the CMO, or an Affiliate or a Distributor and shall have any rights that this Agreement provides upon termination.

16.7.	Scigen shall have the right to terminate this Agreement if OCS Approval has not been attained within a reasonable period of time. Scigen shall render written notice that it wishes to terminate. The Parties shall meet within thirty (30) days of such notice, and discuss how to expedite OCS Approval. If the Parties do not reach agreement, then Scigen may exercise such right by giving ninety (90) days written notice, at any time following the meeting, upon the expiration of which this Agreement shall terminate. If OCS Approval is attained by or before the expiry of said ninety (90) day notice period, then this Agreement shall not be terminated, Section 2.1 will apply and this Agreement shall go into force and effect.

17. Force Majeure

17.1.	Each Party shall be relieved of its obligations under this Agreement to the extent that fulfillment of such obligations shall be prevented by strikes, embargoes, riots, fires, floods, war, hurricanes, windstorms, acts or defaults of common carriers, governmental laws, acts or regulations, contamination, shortages of materials or any other occurrence, whether or not similar to the foregoing, beyond the reasonable control of the Party whose performance is affected thereby.

17.2.	If any Party is prevented from fulfilling its obligations under this Agreement by reason of a circumstance covered by this Section 17, the Party unable to fulfill its obligations shall, upon the occurrence of any such circumstance, promptly notify the other Parties of such circumstance and of the likely duration thereof, use its reasonable commercial efforts to alleviate each circumstance and promptly continue performance hereunder upon the cessation of such circumstance.

18. Confidentiality

18.1.	Commencing on the Signature Date, during the Term and at all times thereafter, each of Savient and Scigen shall retain in strict confidence all Confidential Information obtained from the other pursuant to, or in connection with, this Agreement. Neither Party shall disclose any Confidential Information of the other to any person, firm or corporation, including Affiliates or any other third party. Neither Party shall use any such Confidential Information for any purpose not contemplated by this Agreement.

18.2.	Notwithstanding the foregoing, each of the Parties may disclose Confidential Information of the other:

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18.2.1.	to its, or its Affiliates, directors, officers, employees and consultants, to the extent, if any, required for the performance of their duties in connection with this Agreement, provided each such person is individually and personally obligated in writing to comply with confidentiality undertakings no less stringent than the provisions of this Section 18;

18.2.2.	to the extent necessary to obtain Regulatory Approvals;

18.2.3.	to the extent reasonably required to obtain or defend Patent Rights in the Territory; or

18.2.4.	to the extent required by law, regulation or judicial order, provided that prior to disclosure pursuant to this clause the disclosing Party gives to the other Party prompt notice of such required disclosure and fully cooperates with such Party’s efforts to obtain a protective order or other appropriate remedy; and provided further that any such disclosure shall be in writing, shall, to the extent possible, be designated confidential at the time of disclosure, and shall be held by the recipient in accordance with the provisions of this Section 18.

18.3.	The obligations of nondisclosure and nonuse pursuant to this Section 18 shall not apply to any Party with respect to any Confidential Information of the other Party that such Party can establish by written record:

18.3.1.	was known to such Party prior to the disclosure thereof by the other Party; or

18.3.2.	was in the public domain prior to the disclosure thereof to such Party or subsequently entered the public domain by some means other than as a result of a breach of this Agreement by such Party; or

18.3.3.	was subsequently disclosed to such Party by a third party having a lawful right to make the disclosure.

19. Limitation on Remedies

Except as specifically set forth herein, no Party shall be liable to the other Party under any circumstances for any special, indirect, incidental or consequential damages, lost profits, business interruption losses, or loss of business relationships.

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20. Governing Law; Litigation

20.1.	This Agreement shall be governed by, and construed in accordance with, the laws of the State of New Jersey, United States of America, without regard to the conflicts of laws provisions therein.

20.2.	Scigen hereby irrevocably submits to the jurisdiction of the federal courts and the state courts of the State of New Jersey with respect to any legal proceedings in connection with this Agreement, confirms that the service of process out of such courts and delivered by certified mail or courier, fees prepaid, shall be deemed to be service upon Scigen for purposes of such legal proceedings; waives any objection it may have that such legal proceedings have been brought in an inconvenient forum; and agrees to produce witnesses, in New Jersey which are reasonably identified by Savient for depositions or as witnesses at trial. All such proceedings shall be conducted in the English language.

20.3.	Nothing contained herein shall bar Savient from applying to any court for injunctive relief to prevent the breach or threatened breach of the provisions hereof. Without derogating from the generality of the foregoing, Scigen hereby consents to the jurisdiction of such country or countries in which Scigen elects to bring suit and to the entry of an injunction in favor of Savient preventing the manufacture, Marketing of Product and the use of the Technology, including the Clone, and all clones derived therefrom, the Process and other Confidential Information.

21. Insurance

21.1.	Scigen shall maintain and keep in force for the Term of this Agreement comprehensive “all risks” general liability insurance, covering third party liability, employers’ liability (and extending to “all risks” construction operations) and completed operations, contractual and broad form property damage and bodily injury and Scigen’s indemnification obligations hereunder. Such insurance shall have a limit which is the lower of [redacted] United States Dollars [redacted] per annum combined single limit for property damage and bodily injury or the maximum amount of insurance cover that Scigen can get using its best efforts. Such insurance shall be placed with a first class insurance carrier with at least a BBB rating by Standard & Poors. Such policies shall include: (i) Savient, BTGIL and Affiliates as co-insured; (ii) a “Cross Liability” clause; (iii) waiver by the insurer, of any right of subrogation against any of the named insured including any of their employees and/or anyone acting on their behalf; (iv) cover the liability of any individual employed by or acting on behalf of the insured; and (v) an express condition pursuant whereto such insurance shall not expire or be cancelled or modified without at least thirty (30) days prior written notice to Savient. Promptly after execution and delivery of this Agreement, Scigen shall furnish a certificate of insurance evidencing the foregoing coverage and limit.

21.2.	Employers’ liability insurance shall cover any employee of any kind.

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22. Notices

22.1.	All notices and other communications required or desired to be given or sent by one Party to the other Party shall be in writing and shall be deemed to have been given: (a) on the date of delivery, if delivered to the persons identified below, (b) five (5) business days after mailing if mailed, with proper postage, by certified or registered mail, postage prepaid, return receipt requested, addressed as set forth below, (c) on the date of receipt if sent by telecopy, and confirmed in writing in the manner set forth in (b) on or before the next day after the sending of the telecopy, or (d) three (3) business days after delivery to a nationally recognized overnight courier service marked for overnight delivery, as follows:

If to Scigen:

Scigen Ltd.

152 Beach Road

Suite 2607/08

Singapore 189721

Attn: Executive Vice Chairman

Telecopier: + 65 6779 3784

Telephone: + 65 6779 6638

With a copy (that will not constitute notice) to:

Larkin Hoffman Daly & Lindgren Ltd.

1500 Wells Fargo Plaza

7900 Xerxes Avenue South

Minneapolis, Minnesota 55431-1194

USA

Attn: Todd I. Freeman

Telecopier: + 1 952-842-1713

if to Savient:

Savient Pharmaceuticals Inc.

146 Floor

One Tower Center

East Brunswick, NJ 08816

Attn: CEO

Telecopier: + 732-418-9011

Telephone: + 732-565-4705

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With a copy (that will not constitute notice) to:

Bio-Technology General (Israel) Ltd.

Kiryat Weizmann

Building 17

Rehovot 76326, Israel

Attn: General Manager

Telecopier: + 972 8 9409041

and

Baratz, Bar-Nathan, Horn & Co.

1 Azrieli Center

Round Tower, 18th floor

Tel-Aviv 67021

Israel

Attn: Yael Baratz

Telecopier: + 972 3 6960986

or to such other address as may be designated by notice; provided that any notice of change of address shall be effective only upon receipt.

23. Miscellaneous

23.1.	Any payment not received when due shall bear interest from the due date at the rate of [redacted] per month (or such other percentage, if lower, as shall not exceed the maximum rate permitted by law).

23.2.	This Agreement, together with the exhibits attached hereto, constitutes the entire agreement between the Parties with respect to Savient and BTGIL’s HBsAg-based technology, know-how and products in any form, and supersedes all prior understandings, agreements and discussions between them and/or their Affiliates, oral or written, with respect to such subject matter.

23.3.	This Agreement shall not be modified or amended except by a written instrument referencing this Agreement signed by the Parties hereto.

23.4.	No Party shall assign its rights or obligations under this Agreement, either in whole or in part, without the prior written consent of the other Party except to a party acquiring all of the assigning Party’s business to which this Agreement relates. Notwithstanding the foregoing, Savient may assign any of its rights and obligations to BTGIL, provided that Savient remains responsible for the performance of any such obligations.

23.5.	This Agreement has been prepared jointly and shall not be strictly construed against either Party.

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23.6.	No waiver or failure to act, with respect to any breach or default under this Agreement, whether or not the other Party has notice thereof, shall be deemed to be a waiver with respect to any subsequent breach or default, whether of a similar or different nature.

23.7.	Those provisions of this Agreement which are intended to survive the termination, expiration or nullification of this Agreement, including, without limitation, the provisions of Sections 2, 3.4, 6.3, 10.5, 10.6, 13, 14.4, 15, 16.2, 16.3, 16.6, 18, 19, 20, 22, 23.1, 23.4, 23.6, 23.7, 23.8, 23.11 and 23.12 shall so survive and shall be enforceable according to the terms set forth herein.

23.8.	The provisions of this Agreement are severable. The invalidity, in whole or in part, of any provision of this Agreement shall not affect the validity or enforceability of any other of its provisions. If one or more provisions hereof shall be declared invalid or unenforceable, the remaining provisions shall remain in full force and effect and shall be construed in the broadest possible manner to give effect to the purposes hereof. The Parties further agree to replace such void or unenforceable provisions of this Agreement with valid and enforceable provisions which will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provisions.

23.9.	The Parties will execute and deliver such other instruments and take such other steps as may be necessary to fully effect this Agreement.

23.10.	The Parties agree that press releases and other public communications of any sort relating to this Agreement or the matters contemplated hereby are subject to the approval of both Parties hereto, such approval not to be unreasonably withheld; provided, however, that Savient and Scigen may make such public communications as may be required of them as a publicly traded corporation in the United States of America in the case of Savient and Australia in the case of Scigen, and/or any other country in which either of the Parties is listed as a publicly-traded company on a recognized stock exchange.

23.11.	Nothing in this Agreement, express or implied, is intended to confer on any person other than the Parties hereto, or their respective permitted successors and assigns, any benefits, rights or remedies. All titles and article headings contained in this Agreement are inserted only as a matter of convenience and reference. They do not define, limit, extend or describe the scope of this Agreement or the intent of any of its provisions.

[INTENTIONALLY LEFT BLANK]

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23.12.	Neither Scigen nor Savient shall settle or compromise any claim or action in a manner that imposes any material restrictions or obligations on the other Party without such other Party’s prior written consent, which consent shall not be unreasonably withheld.

IN WITNESS WHEREOF, Savient and Scigen are duly authorized for themselves and their Affiliates and have caused this Agreement to be executed by their duly authorized representatives as of the dates written below.

SCIGEN LTD.

By:	Signed “Saul Mashaal”
Saul Mashaal
Title:	Executive Vice Chairman
Date: June 2nd, 2004

SAVIENT PHARMACEUTICALS INC.

By:	Signed “Sim Faas”
Sim Fass
Title:	Chairman & CEO
Date: June 3, 2004

List of Exhibits

A	Marketing Plan
B	Patents
C	Process Design Package
D	Specifications
E	Territory
F	Procedure and Timetable for Transfer of Technology
G	Responsibilities with respect to the Facility

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EXHIBIT A

[Redacted]

EXHIBIT B

[Redacted]

EXHIBIT C

[Redacted]

EXHIBIT D

[Redacted]

EXHIBIT E

[Redacted]

EXHIBIT F

[Redacted]

EXHIBIT G

[Redacted]

AMENDMENT TO LICENSE AGREEMENT

This amendment (the “Amendment”) to that certain License Agreement of June 2004 (the “Agreement”) by and between SAVIENT PHARMACEUTICALS, INC. (f/k/a BIO¬TECHNOLOGY (GENERAL) CORP.), a Delaware corporation, having a place of business at 14th Floor, One Tower Center, East Brunswick, New Jersey 08816, USA (“Savient”) and SCIGEN LTD., a public company incorporated under the laws of Singapore, having a place of business at 152 Beach Road, Suite 26-07/08, Gateway East, Singapore 189721 (“Scigen”) is effective the 24th day of January, 2005.

PREMISES

WHEREAS, Savient and Scigen entered into the Agreement, a copy of which is attached hereto as Exhibit A, wherein Savient granted Scigen certain rights and licenses with regard to the manufacture, marketing, sale and distribution of “Product,” as defined in said Agreement;

WHEREAS, Savient is a party to a Technology Transfer Agreement dated March 14, 2002 as amended on October 31, 2003 (the “Technology Transfer Agreement”) with Berna Biotech Ltd., a corporation organized under the laws of Switzerland, having a place of business at Reahag Strasse 79, 3018, Bern, Switzerland (“Berna”) whereby Savient agreed to supply Berna with certain specified amounts of Vaccine (as defined in the Technology Transfer Agreement) and the exclusive right and license to promote, market, sell and distribute the vaccine in countries specified in the Technology Transfer Agreement;

WHEREAS, neither Savient nor any of its facilities are currently manufacturing the Vaccine, nor does Savient anticipate that it will be able to supply Vaccine to Berna in the foreseeable future;

WHEREAS, Savient and Berna have agreed to terminate the Technology Transfer Agreement at the same time as this Amendment;

WHEREAS, Savient and Scigen wish to amend the Agreement to grant Scigen the exclusive right to supply Product to Berna for the promotion, marketing, sale and distribution in such countries of the Territory as determined by Scigen in its sole discretion and expand the Territory as currently set forth on Exhibit E to the Agreement in which Scigen may appoint distributors for the Product;

WHEREAS, Savient and Scigen wish to amend the Agreement to grant Scigen the exclusive right to supply Product to Berna and expand the Territory as currently set forth on Exhibit E to the Agreement in which Scigen may appoint distributors for the Product;

WHEREAS, Scigen and Intercell AG, a corporation organized under the laws of Austria, having a place of business at Campus Vienna Biocenter 6, A-1030, Vienna, Austria (“Intercell”) intend to engage in collaborative research, development, manufacturing and commercialization activities with respect to a new vaccine product (a “Collaboration Vaccine Product”, as more fully defined in this Amendment);

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WHEREAS, in order to enable Intercell and Scigen to pursue the collaboration as required to develop a Collaborative Vaccine Product, it will be necessary to make amendments to the Agreement, as more fully set forth in this Amendment, to allow such development pursuant the related Intercell and Scigen agreement (the “Collaborative Agreement); and

WHEREAS, Scigen has requested and Savient has agreed to amend the Agreement in connection with other matters as more fully set forth below;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the Parties hereby agree as follows:

1.) Amendment of Section 1 - Definitions.

(a)	Section 1.10 is hereby deleted and replaced with the following:

“1.10 “Combination Vaccine” means (i) a vaccine containing portions of two or more separate vaccines, in all cases including the Product; or (ii) any product containing both (x) the Product and (y) one or more other active agents, toxins, radioisotopes or other active ingredients, which for the purposes of this Agreement, shall include only Intercell’s IC31 adjuvant and not any other adjuvant, which do not by themselves constitute Products, and which are components of the Combination Vaccine whether packaged separately but sold together or packaged and sold together. For the avoidance of doubt, (A) the term “Combination Vaccine” includes the Collaboration Vaccine Product,” and (B) while a “Combination Vaccine” (including the Collaboration Vaccine Product) contains the Product, a “Combination Vaccine” (including the Collaboration Vaccine Product) shall not itself be deemed a “Product” for purposes of this Agreement.

(b)	Section 1.18 is hereby amended by adding the words “and a Combination Vaccine” at the end of such Section.

(c)	Section 1.24 is hereby deleted and replaced with the following:

“1.24 “Net Sales” means the ex-works selling price for Product (in bulk or in its final presentation) or Combination Vaccine (calculated as set forth below) invoiced and collected by Scigen, or an Affiliate or designee of Scigen or a Sub-Licensee, for the first sale of such Product or Combination Vaccine to a third party, as established in a bona fide arms’ length transaction between Scigen or an Affiliate or designee of Scigen or Sub-Licensee and such third party. Net Sales shall also include the fair market value of Product transferred by Scigen to related parties for onward sale or use or on consignment. Net Sales shall specifically exclude: (i) the fair market value of amounts of Product actually used in clinical trials to develop and obtain regulatory approval for Collaboration Vaccine Product; and (ii) the fair market value of amounts of Product actually used by Scigen or its contractors for product testing which is specifically required by a regulatory authority in the Territory and/or used by Scigen as product samples for which no consideration is paid, provided the quantity of Product actually utilized for purposes of such clinical trials and product testing and/or product samples shall not exceed in the aggregate for all of these purposes ten percent (10%) of annual Product sales during any given Royalty Year during this Agreement. With respect to Net Sales of Combination Vaccine, for which no royalty has previously been paid to Savient on Product used in the manufacture of such Combination Vaccine, and for which the Product and each of the other active agents or active ingredients not constituting Products have established market prices when sold separately (market prices as to Product being defined as the ex works price charged by Scigen, its Affiliates or Sub-Licensees as manufacturers, or in the case of other active agents or active ingredients being defined as the ex works price charged by the manufacturer, in a direct arms length sale to a third party), Net Sales shall be determined by multiplying the sales price for each Combination Vaccine by a fraction, the numerator of which shall be the established market price for the Product contained in the Combination Vaccine and the denominator of which shall be the sum of the established market prices for the Product plus the other active agents or active ingredients contained in the Combination Vaccine. To the extent that this formula is inapplicable at any particular time, the Parties shall discuss and agree in good faith upon a fair and equitable method of calculating Net Sales for the Combination Vaccine in question.”

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(d)	Section 1.28 is hereby deleted and replaced with the following:

“1.28 “Patent Rights” means Savient’s patent rights in patents directed to the manufacture of HBsAg, as listed in Exhibit B which is attached hereto and made a part hereof and any other patents and patent rights of Savient that would, but for the license granted herein, be infringed by the manufacturer, use, sale, offer for sale or import of Product or Combination Vaccine, as well as any reissues, supplementary protection certificates and extensions of such patents.”

(e)	Section 1.33 is hereby deleted and replaced with the following:

“1.33 “Product” means HBsAg, either in bulk or Formulated, meeting the Specifications, to be manufactured by Scigen or CMC or a Sub-licensee and for sale by Scigen or Sublicensee as Hepatitis B virus vaccine, but is not the Vaccine. “Product” shall include, but not be limited to, HBsAg for sale as a Therapeutic or as part of a Combination Vaccine.

(f)	Section 1.42 is hereby deleted and replaced with the following:

“1.42 “Technology” means the Clone, know-how, and information which relates to the manufacture of Vaccine, which shall include all trade secrets generally disclosed in the Process Design Package, including, without limitation, manufacturing procedures, the Specifications, standard operating procedures or protocols for the Process and the analytical tests and quality control and testing procedures and validation protocols and expertise applied to the manufacture of the Vaccine, and information and data relating to the attempt to transfer the Process to the Be’er Tuvia Facility; provided, however that it shall not include (i) detailed design, engineering services, construction or adaptation of the Facility; (ii) supervision of any of the aforementioned activities; (iii) procurement or compliance with local standards and requirements; (iv) programs for the running-in and operation of the Facility; (v) validation and related standard operating procedures for the Facility; (vi) any scale changes at the Facility or work flowing from such changes; or (vii) the transfer of the Product into any receptacle other than bottles and into vials from bottles.”

(g)	Section 1.45 is hereby deleted and replaced with the following:

“1.45 “Therapeutic” means Product or Combination Vaccine for use against infections caused by the Hepatitis B virus.”

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(h)	Section 1.51 is hereby added to read as follows:

“1.51 “Collaborative Agreement” means the agreement entered into between Scigen and Intercell for the development of a Collaborative Vaccine Product.”

(i)	Section 1.52 is hereby added to read as follows:

“1.52 “Collaboration Vaccine Product” means a Therapeutic vaccine based on HBsAg and one or more other components such as Intercell’s IC31adjuvant, which vaccine is developed by Intercell and Scigen in the course of their collaboration.”

(j)	Section 1.53 is hereby added to read as follows:

“1.53 “Intercell” means Intercell AG, a corporation organized under the laws of Austria having a place of business at Campus Vienna Biocenter 6, A-1030, Vienna, Austria.”

(k)	Section 1.54 is hereby added to read as follows:

“1.54 “Sub-Licensee” means any party, other than an Affiliate, including, without limitation, collaborators, development or commercialization partners, a Distributor, sales and marketing or other form of agent, assignee or similar party to whom Scigen has sublicensed any of its rights hereunder to manufacture, import, export, distribute, market or sell Product.”

2.) Amendment of Section 3 - License Grant.

(a)	The entirety of Section 3.1 (including all subsections) is hereby deleted and replaced with the following:

“3.1 Savient hereby grants to Scigen the following rights, and only for the Licensed Indications:

3.1.1 the exclusive right and license to Market Product in the Territory;

3.1.2 the right to sublicense, subject to the conditions set forth in Section 7, one or more Distributors (including Affiliates of Scigen) or other Sub-Licensees to Market Product in the Territory under the exclusive license granted pursuant to the preceding Section 3.1.1;

3.1.3 the exclusive right and license (a) to utilize the Technology and other Confidential Information disclosed by Savient and/or BTGIL hereunder, and (b) under the Patent Rights, for the purpose of manufacturing, or having manufactured. Product as provided by Section 3.2 below, at one Facility in India and at one Facility in the PRC (subject to the conditions set forth in Sections 3.3 and 6 below); (ii) the exclusive right and license (x) to utilize the Technology and other Confidential Information so disclosed by Savient and/or BTGIL hereunder, and (y) under the Patent Rights, for the purpose of manufacturing, or having manufactured. Product in other facilities and countries throughout the Territory, subject to the provisions of Section 23.13 below, (iii) to use, sell, offer to sell and import Product manufactured by Scigen in accordance with this Agreement, in the Territory, for use in Combination Vaccines; and (iv) to sublicense any of the rights granted to Scigen hereunder to Sub-Licensees, subject to the applicable terms and conditions of this Agreement; and

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3.1.4 the exclusive right and license to sell Product to BERNA for resale in the territory awarded by Scigen to BERNA in an agreement between such parties (“Berna Territory”) and to appoint BERNA as a Distributor of Product in the Berna Territory.”

(b)	Sections 3.5, 3.6 and 3.7 are hereby added to read as follows:

“3.5 Notwithstanding anything to the contrary in this Agreement, including, without limitation, anything else wherein this Section 3 and only to the extent necessary to manufacture and commercialize the Collaboration Vaccine Product and Therapeutic, in the event, during the term of the Collaborative Agreement, of (i) any termination or failure to extend this Agreement, or (ii) an uncured breach by Scigen, not accompanied by a breach by Intercell, of its obligations under the Collaborative Agreement or such other agreement between Scigen and Intercell to supply Product for use in connection with the Collaboration Vaccine Product that remains uncured for the period granted under such agreements for cure, the breach and cure of which was not rightfully contested in writing by Scigen, then Intercell shall have the right, to be exercised by written notice to be provided to Savient and Scigen within sixty (60) days of such event, to assume Scigen’s rights and obligations on a co-exclusive basis with Scigen under this Agreement. In the event Intercell exercises such right, (a) Intercell shall be deemed a party to this Agreement in addition to Scigen and Intercell and Savient shall, as soon as practicable, enter into a confirmatory separate agreement containing the same terms and conditions of this Agreement that are relevant to the relationship contemplated herein; (b) Intercell shall be entitled to all the rights and benefits (and subject to all the obligations) of Scigen under this Agreement only to the extent necessary to manufacture and commercialize the Collaboration Vaccine Product and Therapeutic; and (c) any termination of this Agreement shall be deemed effective only as against Scigen and this Agreement shall be effective, and shall be deemed to have remained effective without interruption, as to Intercell. In such event, Savient specifically consents to any such assignment and assumption of Scigen’s rights and obligations under this Agreement by Intercell, without the requirement of a novation, and Savient hereby grants to Scigen all rights required to (x) enable Scigen transfer to Intercell the Process, the Clone (and any derivatives) and any other Technology, and any and all related Confidential Information, and other relevant information, data and materials, subject to Section 23.13 below; (y) enable Scigen to provide to Intercell such consulting services, in each case as reasonably required by Intercell to exercise all of its rights under this Agreement.

3.6 Nothing contained in this Agreement, or in the definition of the terms “manufacture,” “produce or production” as used in this Agreement, shall be deemed to in any way restrict Scigen or a third party, subject to Section 23.13 below, engaged by Scigen on Scigen’s behalf from formulating Formulated Product and filling and packaging commercial containers for Product from bulk Product, or using Product in the manufacture of Combination Vaccine, anywhere in the world, without restriction.

3.7 The Parties agree and acknowledge that the Process and any Technology, Confidential Information and related information, data and materials provided to Scigen under this Agreement are specific to the Product and its manufacture, marketing, sale and distribution and do not relate to, and consequently no restrictions, subject to Section 23.13 below, shall apply hereunder with respect to other products (including products using the Product, such as Combination Vaccine) and the manufacture thereof.”

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3.) Amendment of Section 4 - Regulatory Approvals.

(a)	Section 4.3 is hereby deleted and replaced with the following:

“4.3 Scigen shall diligently initiate the process of obtaining Regulatory Approval of the Product in countries within the Territory as both a vaccine and a Therapeutic, as soon as possible and, in any event, within [redacted] of the Triggering Date for the vaccine and within [redacted] of the Triggering Date for the Therapeutics. In the event that Scigen has not diligently initiated any steps to commence the process of obtaining Regulatory Approval of the Product in any particular country in the Territory within the relevant time period or does initiate but fails to obtain Regulatory Approval of the Product as a vaccine in any country within [redacted] of the Triggering Date and within [redacted] of the Triggering Date with respect to Therapeutics, Savient shall have the right, at its full discretion, to convert the right and license granted to Scigen in respect of the Product under Sections 3.1.1. and 3.1.2. above from exclusive to non-exclusive with respect to such country as to a vaccine and/or a Therapeutic (to the extent that Regulatory Approval has not been obtained) by written notice to Scigen. Notwithstanding the foregoing, should Scigen be making demonstrable, good faith, best efforts to obtain such Regulatory Approval, Savient shall refrain from taking any action pursuant to this Section 4.3, for as long as Scigen continues diligently to prosecute such Regulatory Approval.”

(b)	Section 4.6 is hereby added to read as follows:

“4.6 For the avoidance of doubt, Sections 4.1 through 4.5 and Section 16.3 do not apply to, and nothing in this Agreement shall create any rights or obligations with respect to, regulatory approvals (and any related information, data or materials) relating to Collaboration Vaccine Product. Notwithstanding the foregoing, in lieu of the diligence and other obligations required under this Section 4, Intercell and Scigen will exercise commercially reasonable efforts to develop and commercialize Collaboration Vaccine Product. All diligence obligations under this Section 4 shall be deemed satisfied as a result of the foregoing.”

4.) Amendment of Section 5 - Marketing.

(a)	Section 5.2 is hereby deleted in its entirety and replaced by the following:

“5.2 Following receipt of Regulatory Approval of the Product in each country in the Territory, Scigen will commence commercialization thereof promptly by diligently taking all steps reasonably required to Market Product in such country. If Scigen’s sales of Product, in any particular country in the Territory do not reach the Minimum Quantity during any [redacted] period following receipt of Regulatory Approval for the Product therein, the right and license granted to Scigen under Sections 3.1.1 and 3.1.2 above shall [redacted]. Should Scigen’s sales of Product in such country fail to reach the Minimum Quantity during any [redacted] period following such conversion, Savient shall have the right to remove such country from the scope of the Territory, by written notice to Scigen. In such event Intercell shall have the right to assume Scigen’s rights and obligations hereunder in respect of such country to the extent necessary to manufacture and commercialize the Collaboration Vaccine Product and Therapeutic therein, and the provisions of Section 3.5 shall apply, mutatis mutandis.

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(b)	Section 5.3 is hereby deleted in its entirety.

5.) Amendment of Section 7 - Distributors. Section 7.1.2 is hereby deleted in its entirety.

6.) Amendment of Section 8 - Technology Transfer.

(a)	Section 8.2 is hereby deleted in its entirety and replaced by the following;

“8.2 If in the course of the implementation of Exhibit F (the “Work Plan”), Scigen’s representative(s) direct a change in the work, Savient shall have no responsibility for the resulting impact of such changes, notwithstanding any other provision of this Agreement.”

(b)	Section 8.3 is hereby deleted in its entirety.

(c)	Section 8.5 is hereby deleted and replaced with the following:

“8.5 Savient shall devote up to [redacted] man-days in rendering technical assistance to Scigen as provided in the Work Plan attached hereto as Exhibit F. Notwithstanding anything to the contrary that may be inferred from any provision of the Agreement, Savient shall not be liable to render any technical services to Savient or the CMO or any Sub-Licensee at any time other than as provided under said Exhibit F. To the extent Savient and/or BTGIL personnel do devote more than the number of man days or trips set out in Exhibit F to rendering technical services to Scigen, Scigen shall, within thirty (30) days of Savient’s invoice therefor, compensate Savient and/or BTGIL for excess man-days and trips, at the rate of US Dollars [redacted] per day, per person and reimburse Savient and/or BTGIL’s personnel’s direct travel, lodging and other travel related expenses for such excess days and/or trips. For purposes hereof, “man days” shall include travel time to and from locations in the Territory. Payments shall be made by wire transfer and in U.S. Dollars to such bank account as Savient may designate from time to time. Nothing in the Work Plan or in any additional technical assistance that may be rendered by Savient or BTGIL pursuant to the Agreement shall be construed as changing the scope of Savient’s representations and warranties, pursuant to Section 11, in any manner.

7.) Amendment of Section 10 - Royalties and Reporting. Section 10.1 is hereby deleted and replaced with the following:

“10.1 Scigen shall pay or cause to be paid to Savient during the Term a royalty at a fixed rate of [redacted] percent [redacted] of Net Sales (the “Royalties”).”

8.) Amendment of Section 12.2.2 (Representations, Warranties and General Undertakings by Scigen) and Section 13.1 and 13.2 (Indemnification) - All references to a “Distributor” in these provisions are hereby changed to “Sub-Licensee”.

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9.) Amendment of Section 14 - Prosecution and Maintenance of Patent Rights; Infringement.

(a)	Section 14.4 is hereby deleted and replaced with the following:

“14.4 Scigen shall be responsible for ensuring that it is free to operate in the Territory and Scigen shall refrain from committing any act, and shall ensure that the CMO and any Sub-Licensee do not commit any act, which Scigen has reason to believe, infringes upon an issued patent in the Territory. It is understood and agreed that Savient does not hereby and will not warrant to Scigen or the CMO or any Sub-Licensee that the Technology, the Process, the Product or, without limitation, manufacture, use or Marketing of the Product does not and will not infringe any patent owned by a third party, and Savient shall have no responsibility whatsoever to defend against any claim, suit and/or proceeding asserted or filed against Savient and/or Scigen and/or the CMO and/or a Sub-Licensee or their Affiliates (or any employee, agent or contractor thereof). Scigen shall assume full responsibility for, and shall defend, indemnify and hold Savient harmless against and from any and all such patent infringement suits filed by a third party directly or indirectly in relation to the Product, the Process, the Technology or the Facility.”

(b)	Section 14.5 is hereby added to read as follows:

“14.5 For the avoidance of doubt, nothing in this Agreement shall create in Savient any rights or obligation with respect to or otherwise affect any patents or other intellectual or industrial property right relating to Collaboration Vaccine Product.”

10.) Amendment of Section 16 (Term and Termination). Section 16.3 is hereby deleted and replaced with the following:

(a)	“16.3 Except as provided in Sections 3.5 and 16.2, upon expiration or termination of this Agreement, Scigen and the CMO and any manufacturing Sub-Licensee shall immediately cease the manufacture, marketing, sale and distribution of Product and shall return to Savient all Technology and other Confidential Information in their possession, including the Clone and all clones derived therefrom. Upon the expiration or termination of this Agreement, Scigen shall, at Savient’s request, promptly assign to Savient or Savient’s nominee, any application for Regulatory Approval theretofore made in the Territory, or any Regulatory Approval. If any application cannot be so transferred or assigned, Scigen shall, at Savient’s request, actively continue to process such application and shall assign such Regulatory Approval when received, and Savient shall reimburse Scigen for its reasonable out-of- pocket expenses. Once transferred, Scigen will not retain any residual rights to any such application or Regulatory Approval.

11.) Amendment of Section 18 - Confidentiality. Section 18.2.1 is hereby deleted and replaced with the following:

“18.2.1 to its (or its Affiliates) directors, officers, employees, Sub-Licensees, commercial and research and development collaborators, and consultants, to the extent, if any, required for the performance of their duties in connection with this Agreement, provided each such person is individually and personally obligated in writing to comply with confidentiality undertakings no less stringent than the provisions of this Section 18;”

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12.) Amendment of Section 23 - Miscellaneous.

(a)	Section 23.4 is hereby deleted and replaced with the following:

“23.4 Subject to the specific rights that may be granted to Intercell under Section 3.5 above, no Party shall assign its rights or obligations under this Agreement, or any intellectual property rights or Technology licensed under this Agreement, either in whole or in part, without the prior written consent of the other Party except to a party acquiring all of the assigning party’s business to which this Agreement relates. Notwithstanding the foregoing, Savient may assign any of its rights and obligations to BTGIL, provided that BTGIL agrees to be bound by and assumes this Agreement and all of Savient’s obligations hereunder. Any assignment in violation of this Section 23.4 shall be null and void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.”

(b)	Sections 23.13 and 23.14 are hereby added to read as follows:

“23.13 Notwithstanding anything hereinabove to the contrary, where approval is required by OCS in order to engage in any act contemplated under this Agreement, such approval shall be deemed a condition precedent for such act.

23.14 Scigen will pay, within five (5) business days of its receipt, to Savient [redacted] percent [redacted] of [redacted] Scigen received for a sublicense or other grant of rights to any Sub-Licensee, (a “Sub-License Agreement”). Scigen shall supply to Savient a complete unredacted copy of each such Sub-License Agreement, together with such payment, provided that Savient shall not disclose such Sub-License Agreement in whole or in part to any third party. “Consideration” shall mean any and all non-royalty consideration, in any form, received by Licensee from such Sub-Licensee (other than consideration based on Net Sales for which a royalty is due under this Agreement). Scigen covenants and agrees that it will not intentionally structure the financial terms of such Sub-License Agreements in a manner intended to avoid, reduce or diminish the amount of Consideration that would otherwise be subject to the terms of this Section 23.14 or its obligations to pay the specified portion thereof to Savient. This Section 23.14 shall not apply to a grant of rights in or relating to; (i) the Territory as such term was defined prior to this Amendment; or (ii) the Berna Territory. The provisions of Sections 10 shall apply, mutatis mutandis, to payments and reports that shall be due to Savient in respect of any Consideration, and all references to Affiliates thereunder shall be construed as including Sub-Licensees. For the avoidance of doubt, Scigen does not guarantee the compliance by any Sub-Licensee with any undertaking to acquire a minimum quantity of Product or to otherwise comply with any commercial provision of a Sub-License Agreement.”

13.) Amendment of Exhibit E – Territory. Exhibit E is hereby deleted and replaced with the revised Exhibit E attached to this Amendment and made a part hereof.

14.) Amendment of Exhibit F - Procedure and Timetable for the Transfer of Technology. Exhibit F is hereby deleted and replaced with the revised Exhibit F (captioned Work Plan) attached to this Amendment and made a part hereof.

15.) General. Except as expressly modified by this Amendment, all terms, conditions and provisions of the Agreement shall continue in full force and effect as set forth in the Agreement. In the event of a conflict between the terms and conditions of the Agreement and the terms and conditions of this Amendment, the terms and conditions of this Amendment shall prevail. Each Party represents and warrants to the other Party that this Amendment has been duly authorized, executed and delivered by it and constitutes a valid and legally binding agreement with respect to the subject matter contained herein. This Amendment shall not be modified or rescinded except in a writing signed by the Parties.

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

SAVIENT PHARMACEUTICALS, INC.

By:	Signed “Philip K. Yachmetz”
Its:

SCIGEN LTD.

By:	Signed “Saul Mashaal”
Its:

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EXHIBIT E

[Redacted]

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EXHIBIT F

[Redacted]

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SECOND AMENDMENT TO LICENSE AGREEMENT

THIS SECOND AMENDMENT (this “Amendment”) to that certain License Agreement of June 2004 and as amended on January 24, 2005 (the “Agreement”) by and between SAVIENT PHARMACEUTICALS, INC. (f/k/a BIO-TECHNOLOGY (GENERAL) CORP.), a Delaware corporation, having a place of business at 14th Floor, One Tower Center, East Brunswick, New Jersey 08816, USA (“Savient”) and SCIGEN LTD., a public company incorporated under the laws of Singapore, having a place of business at 152 Beach Road, Suite 26-07/08, Gateway East, Singapore 189721 (“Scigen”) is effective the 15th day of March, 2005.

PREMISES

WHEREAS, Savient has requested and Scigen has agreed to amend the Agreement as fully set forth below;

WHERAS, This Amendment replaces in its entirety the previously executed Second Amendment to License Agreement, which previously executed amendment was executed in error. Each of the parties agree that the previously executed Second Amendment to License Agreement is ineffective.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the Parties hereby agree as follows:

16.) Amendment of Section 10.2 - Royalties and Reporting

(a)	Section 10.2 is hereby deleted and replaced with the following:

“10.2 Scigen shall report to Savient in writing, within thirty (30) days of the end of each calendar quarter, Net Sales during such quarter along with a calculation of the Royalties owed to Savient, broken down by types of Product (vaccines, Combination Vaccines and Therapeutics), the country of manufacture and the country of sale. Each such report shall be signed by Scigen’s Chief Financial Officer and accompanied by payment of the amount due.”

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

SAVIENT PHARMACEUTICALS, INC.

By:	Signed “Philip K. Yachmetz”
Name:	Philip K. Yachmetz
Title:	Snr. Vice President – Business Development, General Counsel & Secretary

SCIGEN LTD.

By:	Signed “Saul Mashaal”
Name:
Title:

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THIRD AMENDMENT TO LICENSE AGREEMENT

THIS THIRD AMENDMENT (this “Amendment”) to that certain License Agreement of June 2004 (the “Agreement”) by and between SAVIENT PHARMACEUTICALS, INC. (f/k/a BIO-TECHNOLOGY (GENERAL) CORP.), a Delaware corporation, having a place of business at 14lh Floor, One Tower Center, East Brunswick, New Jersey 08816, USA (“Savient”) and SCIGEN LTD., a public company incorporated under the laws of Singapore, having a place of business at 152 Beach Road, Suite 26-07/08, Gateway East, Singapore 189721 (“Scigen”) is effective the 15th day of June, 2005 (the “Effective Date”).

PREMISES

WHEREAS, Savient and Scigen entered into the Agreement, as amended by that certain Amendment to License Agreement effective January 24,2005 and that certain Second Amendment to License Agreement effective March 15, 2005, wherein Savient granted Scigen certain rights and licenses with regard to the manufacture, marketing, sale and distribution of “Product,” as defined in said Agreement;

WHEREAS, Savient and Scigen wish to amend the Agreement to grant Scigen the right to manufacture or have manufactured the Product in Israel;

WHEREAS, Scigen has requested and Savient has agreed to amend the Agreement in connection with other matters as more fully set forth below;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the Parties hereby agree as follows:

17.) Amendment of Section I - Definitions.

(a)	Section 1.9 is hereby deleted and replaced with the following:

“1.9 “CMO” means a third party contract manufacturer in Israel, India or the PRC selected by Scigen for the manufacture of Product, which can include a joint venture entity involving Scigen.”

(b)	Section 1.14 is hereby deleted and replaced with the following:

“1.14 “Facility” means a production facility selected by Scigen to be constructed in Israel, a production facility selected by Scigen to be constructed in India, and a production facility selected by Scigen to be constructed in the PRC, all for the production of Product exclusively for Scigen. For the avoidance of doubt, there may only be one production facility in operation in each said country at any given time.

18.) Amendment of Section 3 - License Grant.

(a)	The entirety of Section 3.1 (including all subsections) is hereby deleted and replaced with the following:

“3.1 Savient hereby grants to Scigen the following rights, and only for the Licensed Indications:

3.1.1 the exclusive right and license to Market Product in the Territory;

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3.1.2 the right to sublicense, subject to the conditions set forth in Section 7, one or more Distributors (including Affiliates of Scigen) or other Sub-Licensees to Market Product in the Territory under the exclusive license granted pursuant to the preceding Section 3.1.1;

3.1.3 the exclusive right and license (a) to utilize the Technology and other Confidential Information disclosed by Savient and/or BTGIL hereunder, and (b) under the Patent Rights, for the purpose of manufacturing, or having manufactured, Product as provided by Section 3.2 below, at one Facility in Israel, at one Facility in India, and at one Facility in the PRC (subject to the conditions set forth in Sections 3.3 and 6 below); (ii) the exclusive right and license (x) to utilize the Technology and other Confidential Information so disclosed by Savient and/or BTGIL hereunder, and (y) under the Patent Rights, for the purpose of manufacturing, or having manufactured, Product in other facilities and countries throughout the Territory, subject to the provisions of Section 23.13 below, (iii) to use, sell, offer to sell and import Product manufactured by Scigen in accordance with this Agreement, in the Territory, for use in Combination Vaccines; and (iv) to sublicense any of the rights granted to Scigen hereunder to Sub-Licensees, subject to the applicable terms and conditions of this Agreement; and

3.1.4 the exclusive right and license to sell Product to BERNA for resale in the territory awarded by Scigen to BERNA in an agreement between such parties (“Berna Territory”) and to appoint BERNA as a Distributor of Product in the Berna Territory.”

(b)	Section 3.2 is hereby deleted and replaced with the following:

“3.2 Notwithstanding the provisions of Section 3.1.3 above, Savient shall transfer the Technology once and only once during the Term to Scigen or the CMO in Israel or India on behalf of Scigen, as provided in this Agreement, for utilization solely at the Facility, but not for the production of any product other than the Product. However, Clones may be replaced in accordance with the provisions of Exhibit F.”

19.) Amendments of Section 8 - Technology Transfer.

(a)	Section 8.2 is hereby deleted and replaced with the following:

“8.2 If in the course of the implementation of Exhibit F (the “Work Plan”) Scigen’s representative(s) direct a change in the work or request BTGIL to transfer the Technology, in whole or in part, to the representatives of the CMO in Israel in place of the representatives of the CMO in India, Savient shall have no responsibility for the resulting impact of such changes, notwithstanding any other provision of this Agreement. Scigen shall defend, indemnify and hold Savient harmless against and from any and all losses, claims, suits, proceedings, expenses (including reasonable attorneys’ fees and expenses at trial and appellate levels), recoveries and damages based on or caused by any claim of Shreya Bio-Tech Private, in respect of its being substituted by the CMO in Israel at any stage of the Work Plan.”

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(b)	A new Section 8.3 is hereby added to read as follows:

“8.3 For the sake of good order Scigen hereby confirms that nothing in the inclusion of the representatives of the CMO in Israel in the implementation of the Work Plan shall be deemed or construed as requiring Savient to repeat any part of the Work Plan that has already been carried out prior to the execution of the Third Amendment to this Agreement, or that Savient has agreed to any extension or deviation whatsoever from such Work Plan and the timetable set out therein.”

20.) General. Except as expressly modified by this Amendment, all terms, conditions and provisions of the Agreement shall continue in full force and effect as set forth in the Agreement. In the event of a conflict between the terms and conditions of the Agreement and the terms and conditions of this Amendment, the terms and conditions of this Amendment shall prevail. Each Party represents and warrants to the other Party that this Amendment has been duly authorized, executed and delivered by it and constitutes a valid and legally binding agreement with respect to the subject matter contained herein. This Amendment shall not be modified or rescinded except in a writing signed by the Parties.

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed by their duly authorized representatives.

SAVIENT PHARMACEUTICALS, INC.

By:	Signed “Philip K. Yachmetz”
Name:	Philip K. Yachmetz
Title:	Snr. Vice President – Corporate
Strategy, General Counsel & Secretary

SCIGEN LTD.

By:	Signed “Saul Mashaal”
Its:	Executive Vice-Chairman

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AMENDMENT AND WAIVER TO LICENSE AGREEMENT

THIS AMENDMENT AND WAIVER TO LICENSE AGREEMENT (this “Amendment”) is dated as of 14 February, 2012 and is entered into by and among Ferring International Center S.A , a corporation duly incorporated under the laws of Switzerland, having its principal place of business at Ch. De la Vergognausaz 50, 1162 Saint-Prex, Switzerland (“Ferring”) and SCIGEN LTD., a public company incorporated under the laws of Singapore with its registered address at 152 Beach Road, Suite 26-07/08, Gateway East, Singapore 189721 (“Scigen”), and is made with reference to that certain License Agreement dated as of June 2004, as amended and revised from time to time (the “Agreement”), by and among Savient Pharmaceuticals, Inc. (“Savient”) and Scigen, and subsequently assigned by Savient to Ferring.

Capitalized terms used herein without definition shall have the same meanings herein as set forth in the Agreement after giving effect to this Amendment.

RECITALS

WHEREAS, Savient and Scigen entered into the Agreement in June 2004, as amended by that certain Amendment to License Agreement effective January 24, 2005, that certain Second Amendment to License Agreement effective March 15, 2005 and that certain Third Amendment Agreement effective June 15, 2005, wherein Savient granted Scigen certain rights and licenses with regard to the manufacture, marketing, sale and distribution of the Product. On 18 July 2005 as a result of the transaction the Agreement was assigned by Savient to Ferring.

WHEREAS, Scigen has failed to comply with certain of its obligations in the Agreement in relation to Regulatory Approval (Section 4 of the Agreement) and Marketing (Section 5 of the Agreement) and subject to the conditions provided for herein, Ferring is willing to agree to such amendments and limited waiver.

NOW THEREFORE, in consideration of the mutual promises and covenants contained herein, the Parties hereby agree as follows:

1. Waivers

1.1	[redacted], Ferring does hereby irrevocably fully and finally waive, release and forever discharge Scigen (and its affiliated and subsidiary entities and its members, shareholders, officers, directors, employees, representatives, agents, attorneys, successors, and assigns, partners, estates, heirs, personal representatives, executors and administrators, as applicable) from any and all rights, actions, claims, debts, demands, costs, contracts, liabilities, obligations, damages and causes of action whether known, suspected or unknown, whether in law or in equity, which Ferring had or now has or may claim to have.

1.2	[redacted], Ferring hereby irrevocably fully and finally waives its right to exercise the right to convert the Product license from an exclusive to a non-exclusive license, or its right to remove a country from the scope of the Territory, as provided for in Section 4.3 and 5.2 of the Agreement (as the Sections read prior to the amendments to be made to those Sections in accordance with this Amendment).

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2. Amendments

2.1	Section 4.1 of the Agreement is amended by deleting the word “promptly” from the first line of the Section.

2.2	Section 4.3 of the Agreement is hereby amended by deleting it in its entirety and replacing it with the following:

“4.3 Scigen shall initiate the process of obtaining Regulatory Approval of the Product in the countries within the Territory as both a vaccine and as a Therapeutic. The obligations in this Section 4.3 are not time specific and Scigen shall have complete discretion as to the timeframe for the initiation process of obtaining Regulatory Approval of the Product in the countries within the Territory.”

2.3	Section 5.2 of the Agreement is hereby amended by adding at the end thereof the following new sentence:

“The Provisions of this Section 5.2 shall not apply to any country of the Territory where Regulatory Approval of the Product has been received prior to the date of 6 February 2012.”

3. General

3.1	Except as expressly modified by this Amendment, all terms, conditions and provisions of the Agreement shall continue in full force and effect as set forth in the Agreement.

3.2	In the event of a conflict between the terms and conditions of the Agreement and the terms and conditions of this Amendment, the terms and conditions of this Amendment shall prevail.

3.3	Each party represents and warrants to the other Party that this Amendment has been duly authorized, executed and delivered by it and constitutes a valid and legally binding agreement with respect to the subject matter contained herein.

3.4	This Amendment shall not be modified or rescinded except in writing signed by both Parties.

3.5	This Amendment may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signature pages to this Amendment may be delivered by the parties to each other by facsimile transmission or email in a pdf format.

3.6	Headings in this Amendment are included herein for convenience of reference only and shall not constitute a part of this Amendment for any other purpose or be given any substantive effect.

3.7	The provisions relating to Governing Law and litigation set out in Section 20 of the Agreement shall apply to this Amendment.

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[Signature Page of Amendment and Waiver to License Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment and Waiver to License Agreement to be executed by their duly authorized representatives.

Ferring International Center S.A.

Signed “Michel Pettigrew”
Signature

By:	Michel Pettigrew
Title:	President of the Executive Board and COO

Signed “Peter Wilden”
Signature

By:	Peter Wilden
Title:	CFO

SCIGEN LTD.

Signed “Slawomir Ziegert”
Signature

By:	Slawomir Ziegert
Title:	CEO

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